

Mail Stop 3720

October 9, 2015

Mr. Allan Rimland
President and Chief Financial Officer
Adcare Health Systems, Inc.
Two Buckhead Plaza
3050 Peachtree Road NW
Suite 355
Atlanta, GA 30305

>   **Re: Adcare Health Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 31, 2015**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
>   **Filed August 13, 2015**
>   **Response Dated September 28, 2015**
>   **File No. 001-33135**

Dear Mr. Rimland:

We have reviewed your September 28, 2015 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 1. Intangible Assets an Goodwill, page 84
Note 6. Intangible Assets and Goodwill, page 92

1.   We note your response to comment 1. Since the recorded goodwill is based on your previous business model, tell us if you would have recognized goodwill impairment under that model after you approved your strategic plan in July but prior to entering into leases or subleases thereafter. In addition, tell us why you continue to retain ownership of the goodwill related to the facilities you no longer operate and why such goodwill is

not allocated to the related discontinued facilities in determining your gain or loss from discontinued operations. Please refer to your basis in the accounting literature.

2. Additionally, in testing goodwill for impairment after entering into leases or subleases, you stated that the Company used the same analysis as the long-lived asset (LLA) testing to determine the recoverability of goodwill and intangible lease rights, which entailed a projection of your "undiscounted future cash flows" as a holding entity after entering into leases or subleases. Tell us how your impairment testing complied with the guidance in ASC 350-20-35-22 to 24.

Form 10-Q for the Quarter Ended June 30, 2015
Cash Requirements, pages 13 and 45

3. In the last paragraph, you state, in part, that you seek to improve your operating results through a series of leasing and subleasing transactions with favorable terms and consistent and predictable cash flow. However, it appears that proceeds from your future minimum lease receivables as reported on page 17, which could be further reduced by amounts assigned to your lenders, do not appear to be sufficient to cover your annual cost of operations nor the scheduled maturities of your long-term debt. Please discuss in more detail the measures you have undertaken to streamline your operations and cost infrastructure in connection with your transition to a healthcare property holding and leasing and how such measures will allow you to realize consistent and predictable cash flows as compared to your prior skilled nursing and assisted living facilities business. In addition, discuss whether or not you are on track with regards to your planned operating results and cash flows. If not, discuss the actions you are taking to meet your plans.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications